U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of 1934.

VIDA LIFE INTERNATIONAL, LTD.
(Name of Small Business Issuer in its charter)

Nevada	20-5046886
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

7046 Kentfield Drive, Cameron Park, CA	95682
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number:   (415) 738-2136

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See definitions of “large accelerated filer,” “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Vida Life International, Ltd.
FORM 10

Item 1. Business

Forward-Looking and Cautionary Statements

Except for statements of historical fact, certain information in this document contains “forward-looking statements” that involve substantial risks and uncertainties.  You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “would,” or similar words.  The statements that contain these or similar words should be read carefully because these statements discuss our future expectations, contain projections of our future results of operations, or of our financial position, or state other “forward-looking” information.  Vida Life believes that it is important to communicate our future expectations to our investors.  However, there may be events in the future that we are not able to accurately predict or control.  Further, we urge you to be cautious of the forward-looking statements that are contained in this Form 10 because they involve risks, uncertainties and other factors affecting our operations, market growth, service, products and licenses.  These factors may cause our actual results and achievements, whether expressed or implied, to differ materially from the expectations we describe in our forward-looking statements.  The occurrence of any of these events could have a material adverse effect on our business, results of operations and financial position.

Business Development

History

Vida Life International, Ltd. (“We,” “Company” or “Vida Life”) was incorporated in the State of Minnesota as Town & Country Home Furnishings, Inc. on June 26, 1969. Its purpose was to sell carpet and furnishings in several States at wholesale. It became publicly trading on December 14, 1971 pursuant to Regulation A, promulgated under the Securities Act of 1933 as amended (“Securities Act”).

On May 29, 1984, the name of the Company was changed to Oraloe Pharmaceuticals, Inc. in connection with a planned merger with a company which grew Aloe for pharmaceutical purposes. The planned merger never materialized.

On September 17, 1986, the Company changed its name to Western Medical, Inc. and merged with a firm that manufactured and marketed a product called the Pulse Master, used by athletes to register pulse, heart rate and blood pressure during exercise.

On November 9, 1999, the Company changed its State of incorporation to Nevada.

On August 28, 2000, the corporation approved a merger with Flagship International, Inc. However, the merger never materialized.

On April 22, 2003, the corporation changed its name to Environmental Impact Corporation in connection with a planned merger, which never materialized.

ACS Trading Corp.(“ACS”) was organized in 2004 under the laws of Delaware to conduct the business of trading fishmeal and nutritional supplements utilizing fish oil as an ingredient.

On April 7, 2006, Environmental Impact Corporation changed its name to Vida Life International, Ltd. The Company was an inactive shell until May of 2006.

On May 1, 2006 the Company entered into a Share Exchange and Acquisition Agreement whereby it agreed to issue 6,300,000 shares of its common stock to acquire all of the outstanding shares of ACS. Utilizing its 30 years or experience in various fields, ACS, a U.S. diversified company, has developed innovative products and solutions for personal health care, animal nutrition and energy efficient products. The Company consists of three strategic operating segments; (1) fishmeal, used as a high protein ingredient in animal feed and organic fertilizer, (2) health supplements and (3) the Company is also developing energy efficient products based on a novel patent pending heating technology. The Company's market for advertising and selling its products is worldwide.

Upon completion of the transaction on May 1, 2006, ACS became a wholly-owned subsidiary of Vida Life International, Ltd. and ACS dissolved its corporate charter immediately after the merger resulting in one company. Since this transaction resulted in the existing shareholders of ACS acquiring control of Vida Life International, Ltd., for financial statement purposes, the merger has been accounted for as an additional capitalization of Vida Life International, Ltd. (a reverse acquisition with ACS as the accounting acquirer).

The operations of ACS are the only continuing operations of the Company. In accounting for this transaction, ACS was deemed to be the purchaser and parent company for financial reporting purposes. Accordingly, its net assets were included in the consolidated balance sheet at their historical value. The accompanying financial statements as of December 31, 2007 and 2006 present the historical financial information of ACS. The outstanding common shares of ACS at December 31, 2007 and 2006 have been restated to reflect the shares issued upon the reorganization. The accompanying financial statements as of December 31, 2006 present the historical financial information of ACS for the year ended December 31, 2006 consolidated with Vida Life International, Ltd. from the date of reorganization (May 1, 2006) to December 31, 2006.

Public Market

Prior to this filing, shares of our common stock have thinly traded in the pink sheet market.

Registration Statement

We are voluntarily filing this registration statement on Form 10 in order to make information concerning Vida Life more readily available to the public. We believe that being a reporting company under the Securities Exchange Act of 1934, as amended (“Exchange Act”), will enable Vida Life to make an application to have its common stock traded on the over-the-counter bulletin board. Also, being a reporting company will make information concerning Vida Life more accessible to its stockholders, prospective stockholders and the public trading market.

Upon the effectiveness of this registration statement, Vida Life will be obligated to file with the United States Securities & Exchange Commission (“SEC”) certain interim and periodic reports including an annual report containing audited financial statements. It anticipates that it will continue to file such reports, notwithstanding the fact that, in the future, it may not otherwise be required to file such reports based on criteria set forth under Section 12(g) of the Exchange Act.

Principal Executive Office

Our principal executive offices are located at 7046 Kentfield Drive, Cameron Park, CA 95682. Our telephone number is (415) 738-2136; our facsimile number is (530) 672-6442. We maintain a web site at www.vidalifeinternational.com

Business Activities

Company Mission

Our mission is to produce high quality fishmeal, and nutritional supplements including fish oil and other natural health supplements distributed on a world wide basis. We also have worldwide rights to manufacture, distribute and sell energy-efficient products based upon a novel “heating technology” invented in Japan that is now patent pending. The first product under development is an electric tank-less water heater.

Products / Markets

Fishmeal . We are a trader of fishmeal and fish oil products. Fishmeal is a thick powder obtained from cooking, drying, and grinding raw fish. Fishmeal is a rich protein source, and is used as an ingredient in feedstuffs in the aquaculture, dairy, and poultry industries. It also has applications in products for human consumption and in animal feed.

We specialize in streamlining the process of transforming raw fishmeal into client-specific products. Raw materials for supplements are purchased from manufacturers, distributors or importers and are drop-shipped to a contract manufacturer for encapsulation, bottling, and labeling. The finished product is then drop-shipped directly to our client. Our input is limited to ordering the materials; coordinating the shipping and manufacturing; and billing clients. Products are made to our specifications, as provided by our clients.

We frequently utilize the services of logistics warehouses in our operations. A logistics warehouse is a type of business that offers services as a freight forwarder (receives your cargo), warehouses it, and then drop ships orders on your behalf. Operations can take place at any port or airport in the world. All logistics warehouses are bonded and licensed by their respective agencies. We have used logistics warehouses in Peru, Ecuador, and in Miami, FL.

We currently purchase our fishmeal from nonaffiliated firms located in South America and India.

We sell fishmeal to clients primarily located in Russia, Japan, Taiwan, South Korea, Denmark, China, Norway, Poland, Lithuania, Romania, Nigeria, Georgia, Armenia, Saudi Arabia, The Netherlands, Germany and the Philippines.

Fishmeal production tends to be seasonal, with supply from the southern hemisphere during the summer months, and from the Northern hemisphere during the balance of the year.

Health Supplements. We are a trader of health supplements that include fish oil and other natural health supplements. Our nutritional supplements include 26 formulated capsules and softgels, two energy drinks and several anti-aging creams, as well as other products under development. Our health supplements are unique and typically custom-formulated and made to our customer specifications.

Our primary customers for health supplements are located in Japan, Turkey, the Czech Republic, and Pakistan.. We have also sold health supplements to customers in Spain, The Canary Islands, Mexico, Canada, Portugal, Italy, Germany, The Netherlands, Switzerland, Greece, Australia, Norway, Uruguay, South Korea and Indonesia. Working with our exclusive unrelated Japanese distributor, Vida Life Japan, Co. Ltd., we have obtained 9 import permits for our health supplements to Japan.

Heating Technology. In coordination with the engineering team of Vida Life Japan, Co. Ltd., we are developing on a new energy efficient technology that can save as much as 95% of the energy used to heat liquids, air and gases. A patent application for this technology has been filed by the Company. The first product that is in the developmental stage is an electric tank-less water heater for the Japanese market. The patent pending technology consists of a heating apparatus system having a novel heating element design and structure to promote turbulent fluid flow within a heating element to provide improved thermal transfer and heating efficiency. In more simplified terms, these heaters use a microprocessor, which modulates heat to provide operator control over output temperature.

We have regularly traveled to Japan to meet with the Vida Life Japan, Co. Ltd. and have been introduced to many Japanese business contacts. In return, representatives of the Vida Life Japan, Co. Ltd. have visited the U.S. three times since the relationship was established.  The most recent visit was in April of 2008 when the In-Sink-Erator Division of Emerson Electric was visited to present the new heating technology to them and discuss possible uses of our technology in their Instant Hot Water Dispensers, Point of Use Hot Water Tanks and to discuss possible contract manufacturing for our soon to be introduced “Electric Tank-less Water Heater”

New Products

- Fishmeal Analog  – Ready for market. This product includes a combination of marine, animal and vegetable proteins. Developed with price in mind (potentially costing 40% less than pure fishmeal) the fishmeal analog is intended to help satisfy the feeding requirements of poor and developing countries mainly in Africa, Southeast Asia and Eastern Europe. Vida Life has created several formulas that include variable percentages of ingredients to satisfy the feeding requirements of farm animals

Products under Development

- Organic Fishmeal Fertilizer The product, still in the testing phase, is made primarily with low grade fishmeal, grounded sea shells, algae and humates. It enriches any soil naturally   and is safe and long lasting. The intended markets are the U.S. and Japan.

- Weight-Control Products   The Company is exploring the use of raw materials for weight control products using potato skins found in certain potatoes grown in the Peruvian Andes and cactus extract.

- Electric Tank-Less Water Heater The Company intends to employ patented technology in developing an electric tank-less water heater. The patent pending technology consists of a heating apparatus system having a novel heating element design and structure to promote turbulent fluid flow within a heating element to provide improved thermal transfer and heating efficiency.

- Health Supplements   The Company periodically develops new health supplements. Several are currently being developed.

Manufacturing

Our fishmeal and fish oil products are manufactured by nonaffiliated contract manufacturers on an as-needed basis when we receive orders. These manufacturers are located in South America and India. Our supplements are formulated in house and manufactured to our specifications by FDA, GMP and ISO certified labs in California, Washington and Arizona.

We intend to seek a contract manufacturer to manufacture our electric tank-less water heaters. We have not yet identified a firm to provide this service.

Warehousing

We utilize the services of an unaffiliated logistics warehouses at entry ports located at various ports/airports around the U.S.

We intend to license an unaffiliated logistics company to pick up, transport and deliver our electric tank-less water heaters in a just-in-time format (JIT) when we begin to distribute the product.

Distribution

We secure orders for our products through our web site, www.frozenfish.com , which we established in 1996 to promote fishmeal, fish oil and agricultural commodities, and our web site www.vidalifeusa.com , which we established in 2005 to promote nutritional supplements. We believe that our Internet websites enhance and broaden the marketing of our products and increase our visibility in the marketplace, while marketing on the Internet is also more cost effective than direct sales. Because of our worldwide clientele, we make extensive use of telephone, facsimile and other electronic means of communication on a 24 hour a day, seven day a week operation. . We do not wish to incorporate by reference, our websites into this Form 10 at this time.

Competition

Vida Life competes on the price and performance characteristics of its products, such as protein level. The principal direct competition in our markets for fishmeal and nutritional supplements is from other producers and distributors of marine proteins. While we may have some indirect competition from other protein sources such as soybean meal and other vegetable or animal protein products, we believe these non-marine sources are not complete substitutes because fish-based products offer nutritional values not contained in other sources.

Buyers of fishmeal are found worldwide. The largest buyers are located in China, Japan, Germany, Denmark, Iran, Saudi Arabia and Russia, including buyers who purchase fishmeal by the shipload. Notwithstanding that Iran is among the countries in which are found some of the largest purchasers of fishmeal, we have not in the past purchased or sold fishmeal into Iran, including to the government of Iran, persons controlled by that government or any other person doing business with or within that country, and we do not intend to do so in the future. Accordingly, no agreements, commercial arrangements or other contracts, or associated revenues, assets or liabilities, have existed, or are expected to exist, with any such person. Our clients are geographically varied, so we do not have what we would consider a “principal” market. The market for our supplements is also diverse and includes many countries; however, we consider Japan to be our principal market at this time

The market for our fishmeal and health supplements is large and growing, with hundreds of firms active in our market at any given time. Due to this large and fragmented market, and our status as a small company, our current share of the world market is small.

Despite competition, demand has been strong for fishmeal and nutritional supplements utilizing fish oil and other natural raw materials in our principal markets, and prices there have risen over the past several years.

Sources and Raw Materials and Supplies

The Company depends upon supplies of raw ingredients from a number of nonaffiliated suppliers located in other countries, primarily from fishing companies in South America and India. In the future, the Company intends to purchase and operate its own fishing fleet, however, doing so will require raising substantial funds from investors. There is no assurance that we will be successful in securing such funds.

The raw materials for its products are available from a variety of suppliers in various parts of the world. Management does not expect a scarcity of any ingredients to be a concern.

Dependence on Customers

During the years ended December 31, 2007 and 2006, 70% and 84%, of the Company’s sales were to two customers, respectively. These sales were to Yerevan Poultry Farms, in Armenia: $154,308, and to Echka Agro Farms in Nigeria: $135,950. The aggregate accounts receivable associated with these customers was $8,133 and $0 as of December 31, 2007 and 2006, respectively.

Patents

A patent has been applied for in the United States for a novel “Heating Apparatus”. We currently believe that a patent will issue, although we cannot provide assurance of that, or of when it will issue. Upon issue, we will seek to negotiate a license agreement with a substantial U.S. manufacturer to manufacture an electric tank-less water heater and market this product. There is no assurance that a license will issue or that a satisfactory license agreement will be negotiated.

The Company does not presently have any other patents, trademarks, licenses, franchises, concessions or royalty agreements and we have no current plans to secure any.

Governmental Regulations

Presently, the Company purchases its materials from third party providers who must comply with a variety of laws and regulations in the countries in which they are located. We believe that each of the firms with which we do business are in compliance with applicable laws and regulations insofar as their compliance is materially relevant to our business.

The Company’s long-range plans include the eventual acquisition and operation of a fishing fleet in India. In the event that this transpires, the Company will be required to comply with all applicable maritime and fisheries laws of India.

If the Company were ever to fish in waters subject to the jurisdiction of the U.S., it could become subject to the Shipping Act of 1916. In that case, our chief executive officer, a majority of our directors and at least 75% of our shareholders will have to be United States citizens. However, Vida Life does not intend to conduct fishing operations that will subject it to these requirements.

The Company intends to comply with any applicable laws and regulations wherever its future operations expand.

Research and Development

The Company contracts with consultants who conduct research and development activities in Peru and India. During the years ended December 31, 2007 and 2006, the Company expensed $89,266 and $52,701 for research and development activities, respectively.

Employees

As of December 31, 2007, Vida Life employed 2 persons, John C. Jordan, our Chief Executive Officer, and our Secretary, M.M. Jordan. Our President and Secretary are husband and wife. Vida Life also contracts for the services of part-time and project consultants on an “as needed” basis. Some of these consultants are relatives of John C. Jordan.

The Company does not have any employment contracts with its employees. None of the employees are members of any union, and none have entered into any collective bargaining agreements. With the successful implementation of the Company's new business and marketing plan, it may seek additional employees in the next year to accommodate anticipated potential growth. The addition of any new employees will be contingent upon increased business warranting such additions and the availability of funds to pay for these new employees.

Facilities

Company management occupies approximately 1000 square feet of office space in one section of the residence of the Company’s CEO in Cameron Park, CA. The Company currently pays no rent for this space. Office space and other facilities around the world are used on an as-needed basis, through a variety of different arrangements. Imports or direct shipment from South America to Japan or other countries is handled by independent consultants/contractors located in the country of origin.

Suppliers (fishmeal producers) receive orders from Vida Life in the U.S. and they drop ship directly to clients anywhere in the world. Their facilities range from 200,000 - 500,000 square feet of office and manufacturing space. In the U.S. Vida Life contracts out the encapsulation of its softgels and capsules to contract manufacturers. Their FDA, ISO and GMP certified facilities range in size from 100,000 sq. ft. to 300,000 sq. ft.

The Company’s plans for the future include setting up R&D operations, softgel/capsule manufacturing, and raw material distribution at a yet to be determined location in a Western U.S. State. The decision will be based on tax advantages offered, cost of land and proximity to major freeways and airports.

Vida Life has located several large lots of land (50 - 60 acres) in Western India on which it plans to set up fishmeal production and animal feed manufacturing when it has sufficient capital. Due diligence and consultations with local real estate agents have been carried out. Conversations with local State officials have been taken to a level where Vida Life feels comfortable in making the final decision as to which Indian state the facilities will be built in.

Industry Segments

The Company currently operates in two primary operating segments: fishmeal and related products and health supplements. Additionally, the Company plans to license a U.S.-based company to manufacture and distribute electric tank-less water heaters.

The Company has no current plans to participate in any other business or industry. Reference is made to the statements of operations included herein in response to Item 13 for a report of the Company’s operating history for 2007 and 2006, detailed on Page F-4

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Plan of Operation

The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Form 10.

For the Year Ended December 31, 2007 and 2006:

Segment Results

The Company’s business consists of two operating segments: fishmeal and related products and health supplements. Segment information follows:

	Fishmeal	Health Supplements	Corporate & Other	Total
Year Ended December 31, 2007
Net sales	$-	$89,821	$-	$89,821
Gross profit	$-	$39,462	$-	$39,462
Operating income (loss)	$-	$33,596	$(495,747)	$(462,151)
Interest income	$-	$-	$10,205	$10,205
Interest expense	$-	$-	$89,922	$89,922
Depreciation & amortization	$-	$1,666	$3,957	$5,623
Identifiable assets	$-	$12,259	$279,910	$292,169

Year Ended December 31, 2006
Net sales	$290,258	$55,162	$-	$345,520
Gross profit	$23,986	$23,976	$-	$47,962
Operating income (loss)	$23,986	$19,982	$(270,748)	$(226,780)
Interest income	$-	$-	$-	$-
Interest expense	$-	$-	$2,174	$2,174
Depreciation & amortization	$-	$1,661	$3,842	$5,143
Identifiable assets	$-	$24,614	$44,561	$69,175

Revenues

The Company’s revenues decreased 74% in 2007 to $89,821 from $345,420 in 2006. As noted in the table above, this decrease was attributable to the decline in fishmeal revenue.

Fishmeal

In 2007, the Company did not generate any sales in the fishmeal segment of their business due to plans in 2006 to no longer purchase fishmeal from fishmeal producers for resale to end users but rather produce their own fishmeal. When plans for producing their own fishmeal were indefinitely delayed due to lack of available funds and as it was not economically feasible to purchase fishmeal on the spot market for resale, the Company chose not to focus on this segment of their business in 2007. In 2006, the Company generated sales revenue of $290,258 from the fishmeal segment via purchases of fishmeal from fishmeal producers, which was then subsequently resold to end users.

Health Supplements

Revenue from sales of health supplement products increased 63% to $89,821 from $55,162 in 2006. The increase in revenue in 2007 was attributable to having a full year of marketing the Company’s line of health supplement products and expanding markets in Japan.

Gross Margin

The Company’s overall gross margin as a percentage of sales increased from 14% in 2006 to 44% in 2007. This increase was attributable to a change in the product mix of the Company’s sales in 2007. As noted above, in 2007, the Company’s composition of sales was made up of higher margin health supplement products. The margins for fishmeal are expected to increase dramatically from an average of 8% to approximately 50% once the Company begins to produce its own fishmeal in India.

Fishmeal

The Company realized a gross margin as a percentage of fishmeal sales in 2006 of 8%. As noted above, there were no fishmeal sales in 2007.

Health Supplements

Gross margin as a percentage of health supplement product sales decreased from 44% in 2006 to 43% in 2007. The slight decrease in margin was primarily due to product mix.

Operating Expenses

Operating expenses increased $226,871 in 2007 from $274,742 in 2006 to $501,613 in 2007. The primary contributors to this increase in 2007 was an increase in salaries and wages of $103,514 as a result of a new compensation package implemented for the President of the Company, an increase of $51,108 in advertising expense due to the hiring of a promotional marketing firm to promote the Company and its products, an increase of $36,565 in research and development costs due to costs incurred relating to product formulation and other costs relating to locating potential sites for the Company to conduct its own fishmeal production and an increase of $26,006 of professional fees due to legal and accounting costs related to the applying for the registration of the Company’s common stock.

Operating Loss

The Company’s operating loss increased $235,371 from $226,780 in 2006 to $462,151 in 2007. The primary contributor to the increased loss in 2007 was due to the increased operating expenses, as described above.

Interest Expense

Interest expense increased $87,748 from $2,174 in 2006 to $89,922 in 2007. The increase in 2007 was attributable to the Company entering into a $400,000 note payable with a shareholder in March, 2007.

Net Loss

As a result of the above, the net loss for the Company increased $312,914 in 2007 from a net loss of $228,954 in 2006 to a net loss of $541,868 in 2007.

For the Six Months Ended June 30, 2008 and 2007 – (Unaudited):

Segment Results

The Company’s business consists of two operating segments: fishmeal and related products and health supplements. Segment information follows:

	Fishmeal	Health Supplements	Corporate & Other	Total
Six Months Ended June 30, 2008
Net sales	$105,765	$12,030	$-	$117,795
Gross profit	8,356	7,967	-	16,323
Operating income (loss)	8,356	6,606	(234,742)	(219,780)
Interest income	-	-	2,746	2,746
Interest expense	-	-	63,750	63,750
Depreciation & amortization	-	625	1,827	2,452
Identifiable net assets		4,387	148,224	152,611
Six Months Ended June 30, 2007
Net sales	$-	$74,609	$-	$74,609
Gross profit	-	42,712	-	42,712
Operating income (loss)	-	42,712	(265,435)	(222,723)
Interest income	-	-	3,926	3,926
Interest expense	-	-	24,583	24,583
Depreciation & amortization	-	834	1,978	2,812
Identifiable net assets	-	23,649	360,560	384,209

Revenues

For the six month period ended June 30, 2008, revenues increased 57.9% to $117,795 from $74,609 for the comparable period one year ago. This increase was attributable to a large fishmeal sale of $105,765 during the first quarter, partially offset by a decrease in sales of health supplements. Management expects the Company’s revenues to continue growing. The Company is a relatively new player in the fishmeal market, and continues to actively seek import/export licenses in additional markets around the world. Significantly, the Company has recently acquired an import license for an organic, fish-meal based fertilizer from the United States Department of Agriculture. The Company has been working on samples for the past 12 months, and these are currently being tested in a laboratory for MSDS (Material Safety Data Sheets). The organic fertilizers market in the U.S. is an approximately $100 million market, and is steadily growing. The Company hopes to have its fertilizer products on shelves domestically, sometime in the first or second quarter of 2009.

Fishmeal

During the first six months of 2008, the Company generated fishmeal sales of $105,765 compared to none for the comparable period one year ago. This increase was attributable to the fact that in the first six months of 2007, the Company did not sell any fishmeal. This fishmeal sales revenue in the first six months of 2008 derived exclusively from one buyer in Nigeria. While there is no guarantee that fishmeal revenues will continue to increase, the Company anticipates a greater sales volume through greater exposure through its international contacts, and more repeat clients.

Health Supplements

For the six month period ended June 30, 2008, the Company generated revenue from health supplement product sales of $12,030 compared to $74,609 for the comparable period one year ago. This decrease was attributable to a decrease in sales to consumers. The Company believes the overall downturn in the world economy has contributed to the decrease in sales of the Company’s health supplement products. In any case, the Company anticipates a rebound in sales of its health supplements, as economic and market conditions permit.

Gross Profit

For the six month period ended June 30, 2008, the Company’s overall gross profit as a percentage of sales decreased to 14% from 57% for the comparable period one year ago. This decrease was attributable to an increase in lower margin fishmeal sales and a decrease in higher margin health supplement sales in 2008.

Fishmeal

The Company realized a gross profit as a percentage of fishmeal sales for the six month period ended June 30, 2008 of 8%. As noted above, there were no fishmeal sales for the comparable period in 2007.

Health Supplements

Gross profit as a percentage of health supplement product sales increased for the six month period ended June 30, 2008 to 66% from 57% for the comparable period one year ago. The increase is the result of fewer large exports of supplements at lower margins. In the six months ended June 30, 2008, the majority of the supplement sales were small orders from consumers with higher margins.

Operating Expenses

Operating expenses for the six month period ended June 30, 2008 decreased to $236,103 from $265,435 for the comparable period one year ago. The primary contributors to this decrease were reductions in research and development and stock promotion costs.

Operating Loss

For the six month period ended June 30, 2008, the Company’s operating loss decreased $2,943 to $219,780 from $222,723 for the comparable period one year ago. The primary contributor to the decreased loss was due to the decrease in operating expenses, partially mitigated by the decline in gross profit, as described above.

Interest Expense

For the six month period ended June 30, 2008, the Company’s interest expense increased $39,167 to $63,750 from $24,583 for the comparable period one year ago. The primary contributor to the increased interest expense was as a result of the Company entering into an interest-bearing debt agreement with a shareholder at the very end of the comparable period one year ago. Interest expense in the six month period ended June 30, 2008 includes amortization of a warrant discount of $43,750.

Net Loss

For the six month period ended June 30, 2008, the Company’s net loss increased $37,404 to $280,784 from a net loss of $243,380 for the comparable period one year ago due to the aforementioned decrease in gross profit and increase in interest expense, partially mitigated by a decrease in operating expenses.

For the Three Months Ended June 30, 2008 and 2007 - (Unaudited):

Segment Results

The Company’s business consists of two operating segments: fishmeal and related products and health supplements. Segment information follows:

	Fishmeal	Health Supplements	Corporate & Other		Total
Three Months Ended June 30, 2008
Net sales	$	$1,526	$		$1,526
Gross profit		676			676
Operating income (loss)		181		(116,443)	(116,262)
Interest income				764	764
Interest expense				31,875	31,875
Depreciation & amortization		312		922	1,234
Identifiable net assets		4,387		148,224	152,611
Three Months Ended June 30, 2007
Net sales	$	$69,601	$		$69,601
Gross profit		39,974			39,974
Operating income (loss)		38,507		(113,030)	(74,523)
Interest income				3,722	3,722
Interest expense				24,583	24,583
Depreciation & amortization		417		989	1,406
Identifiable net assets		23,649		360,560	384,209

Revenues

For the three month period ended June 30, 2008, revenues decreased to $1,526 from $69,601 for the comparable period one year ago. This decrease was attributable to no fishmeal sales and fewer consumer sales of health supplements.

Fishmeal

For the three month period ended June 30, 2008, the Company did not generate any fishmeal sales as was the case for the comparable period one year ago. The profit on buying from fishmeal producers and reselling the fishmeal to our clients during this quarter was not significant enough to warrant any activity.

Health Supplements

For the three month period ended June 30, 2008, the Company generated revenue from health supplement product sales of $1,526 compared to $69,601 for the comparable period one year ago. This decrease was attributable to a decrease in sales to consumers.

Gross Profit
    For the three month period ended June 30, 2008, the Company’s overall gross margin as a percentage of sales decreased to 44% from 57% for the comparable period one year ago. This decrease was attributable to changes in the product mix within the Company’s health supplement line of products.

Fishmeal

The Company did not realize any gross profit on fishmeal sales in the three month periods ending June 30, 2008 and 2007, respectively, due to there being no sales of fishmeal product in these time periods..

Health Supplements

Gross profit as a percentage of health supplement product sales decreased for the three month period ended June 30, 2008 to 44% from 57% for the comparable period one year ago. The decrease was attributable to changes in the product mix within the Company’s health supplement line of products.

Operating Expenses

Operating expenses for the three month period ended June 30, 2008 remained relatively consistent with the comparable period one year ago at $116,938 versus $114,497 for the three month period ending June 30, 2007.

Operating Loss

For the three month period ended June 30, 2008, the Company’s operating loss increased $41,739 to $116,262 from $74,523 for the comparable period one year ago. The primary contributor to the increased loss was due to the decrease in sales, as described above.

Interest Expense

For the three month period ended June 30, 2008, the Company’s interest expense increased $7,292 to $31,875 from $24,583 for the comparable period one year ago. The increase in interest expense was due to an increase in the amortization of the warrant discount of $7,292 under the effective interest rate method, which amounted to $21,875 for the three month period ended June 30, 2008.

Net Loss

For the three month period ended June 30, 2008, the Company’s net loss increased $51,989 to $147,373 from a net loss of $95,384 for the comparable period one year ago due to the aforementioned decrease in sales and increase in interest expense.

Liquidity and Capital Resources

The Company’s cash and cash equivalents decreased by $131,885 for the six month period ended June 30, 2008 primarily because of a $130,810 use of cash for operating activities. Cash and cash equivalents at June 30, 2008 totaled $139,197.

As noted above, the Company used $130,810 of cash in operating activities during the six month period ended June 30, 2008. Cash used in operations included a net loss of $280,784, which included $46,202 of non-cash expenses for depreciation and amortization. Changes in operating assets and liabilities partially mitigating the use of cash included increases in accounts payable and accrued expenses of $88,155 and a decrease in accounts receivable of $6,901.

The Company had no material commitments for expenditures as of December 31, 2007 and June 30, 2008. While there were no material commitments, we evaluate investment opportunities that come to our attention and could make a significant commitment in the future. On-hand cash and cash equivalents coupled with anticipated future cash flow from operations, is believed to be adequate to fund our cash flow needs for the foreseeable future.

Plan of Operation

Fishmeal Segment

We derive our revenues in this segment through sales of fishmeal to feed manufacturers worldwide.. We have shipped fishmeal to clients in Armenia, Nigeria, China , Denmark , Russia , Lithuania , Kaliningrad , Hungary , Nigeria, Armenia, Germany, Japan, Taiwan and  Egypt.

The fishmeal industry has been established for nearly 50 years. Fishmeal production tends to be seasonal with supply from the Southern hemisphere during the summer months and from the Northern hemisphere during the balance of the year.

The demand for fishmeal is steady and growing. Demand currently exceeds world production. Under our present strategy, we plan to establish one manufacturing facility in India, once sufficient funds are raised. The intended markets for this production is expected to be the Middle East, Eastern Europe, South East Asia and African countries.

Future plans include production of higher quality fishmeal for the Japanese animal feed market and a very high quality fishmeal to be used as food seasoning in fish broth (miso and ramen soup base). The Company has made contacts with Japanese manufacturers for both products.

In March 2008, the Company initiated discussions with Toyota Tsusho, one of the largest trading companies in Japan, to start shipping fertilizer grade fishmeal from India to Japan later in this year. Toyota Tsusho is the trading unit for the Toyota Group, which includes Toyota Motor and auto parts maker DENSO. The company brokers a wide array of goods, including metals such as steel and aluminum (comprising its largest division), machinery and electronics, energy and chemicals, and various consumer products. As its name would imply, Toyota Tsusho exports Toyota vehicles around the world, but plenty of non-automotive consumer products drive its business. Those other products include foodstuffs like produce and wine as well as selling personal nursing care equipment. As of this date, discussions with Toyota Tsusho remain ongoing; no agreement has been reached.

In March 2008, the Company sold approximately $105,000 worth of fishmeal to a buyer in Nigeria.

The Company expects our competitive position in the fishmeal industry will be extremely small. Even if the Company is successful in its business plan for this operating segment, this will remain the case. There can be no assurance that the Company will be able to compete successfully in the fishmeal industry.

The Company has yet to begin its fishing operations or acquisition of its fishing fleet. Over the last two years, we have been engaged in operations as well as organizational activities, including developing a strategic operating plan, entering into contracts, researching potential markets for our fish-oil products around the globe, and exploring potential strategic partnerships. Our continued existence is dependent upon our ability to obtain additional debt and/or equity financing. Management plans to raise additional funds through project financings or through future sales of our common stock, until such time as our revenues are sufficient to meet our cost structure, and ultimately achieve profitable operations. There is no assurance we will be successful in raising additional capital or achieving profitable operations. Wherever possible, our board of directors will attempt to use non-cash consideration to satisfy obligations. In some instances, we believe that the non-cash consideration will consist of restricted shares of our common stock. These actions will result in dilution of the ownership interests of existing shareholders, which may be material.

In the opinion of management, inflation has not and will not have a material effect on the ongoing operations of the Company.

Health Supplements Segment

The Company has spent the last 3 years developing specific formulations for several countries. Our most promising market is Japan, where we have obtained import permits that include 5 capsules, 3 softgels and 1 energy drink. The costs of R&D have already been spent and we do not expect R&D to be a significant expense in the future. Through our Japanese exclusive distributor, the Company has found several additional distributors that have completed their own analysis and testing and are now awaiting their import permits. Increasing sales volume in this segment will improve our gross margins through an increased absorption rate of fixed manufacturing costs as well as reduced raw material costs due to purchasing in larger quantities. Additionally, because Japan is a difficult market to enter, competition is limited so margins are higher than other markets.

Off-Balance Sheet Arrangements

At December 31, 2007, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of establishing off-balance sheet arrangements or other contractually narrow or limited purposes. The Company does not believe it is exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in such relationships.

Item 3. Properties

Vida Life management occupies approximately 1000 square feet of office space in one section of the residence of the Company’s CEO in Cameron Park, CA. The Company currently pays no rent for this space. Office space and other facilities around the world are used on an as-needed basis, through a variety of different arrangements. At this time, these arrangements are minimal.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, to the best of the Company's knowledge, as of June 30, 2008, with respect to each person known by the Company to own beneficially more than 5% of the outstanding common stock, each director and all directors and officers as a group.

Name and Address	Amount and Nature of		Percent of
of Beneficial Owner	Beneficial Ownership(1)		Class(2)

Cede and Co.(3)	1,239,685		9.3%
55 Water Street
New York, NY
John C. Jordan*(4)	8,772,444	(5)	66.1%
Marilyn M. Jordan*(4)	8,772,444	(5)	66.1%
Martha A. Jordan*(4)	300,000		2.3%
All directors and officers as a group (3 persons)	9,072,444		68.3%
* Director and/or executive officer

(1)
Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days of the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

(2)	Based upon 13,280,898 shares of common stock outstanding on June 30, 2008.
(3)	Cede and Co. does not exercise voting or dispositive power on behalf of the shareholders whose accounts it services.
(4)	The address of John C. Jordan, Marilyn M. Jordan and Martha A. Jordan is Box 4679, El Dorado Hills, CA 95762.
(5)
The 8,772,444 shares shown consist of 8,647,444 shares held by John C. Jordan and 125,000 shares held by Marilyn M. Jordan, the wife of John C. Jordan, in accordance with SEC Release 33-4819 which states, in part, that a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. John C. Jordan and Marilyn M. Jordan disclaim any beneficial interest in or control over the shares held by the other, except that which may be attributed to each of them by operation of law.

 Item 5. Directors and Executive Officers

The executive officers and directors of the Company are as follows:

Name	Age	Position

Guillermo R. Jordan	80	Chairman
John C. Jordan	55	President, Chief Executive Officer and Director
Marilyn Molyneux Jordan	56	Secretary and Director
Martha A. Jordan	58	Director

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company compensates its directors $500 per month for service on the Board of Directors and any committee thereof. However, the directors may defer their expenses and/or take payment in shares of the Company's common stock. As of December 31, 2007 and 2006, $12,000 and $18,000, respectively, has been accrued as director compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board. The Company does not have any standing committees; however, Dr. Guillermo Jordan and Dr. Martha A. Jordan are the two members of the Company’s Science Advisory Board. They meet once per month but stay in regular contact through phone and e-mail communication. They perform most of the Company’s R & D at cost, and have developed the formulas for many of the Company’s products.

No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

All of the Company's present directors, with the exception of John C. Jordan, have other employment or sources of income and will routinely devote only such time to the Company necessary to maintain its viability. It is estimated that each director will devote approximately 20 to 60 hours per month to the Company's corporate activities.

Currently, there is no arrangement, agreement or understanding between the Company's management and non-management stockholders under which non-management stockholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's stockholders. However, the Board of Directors is elected by the stockholders, and, as illustrated above, John C. Jordan currently holds a controlling interest in the Company’s stock. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current officers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

The business experience of each of the persons listed above during the past five years is as follows:

Guillermo R. Jordan, PhD. has been   Chairman of the Board of Directors and Research and Development Director of the Company since 2006. He was Professor, Author, Lecturer and Dean of Graduate School at San Marcos University in Lima, Peru from 1960 until his retirement in 2005. Dr. Jordan manages the Company’s R&D activities and is a member of the Vida Life Science Advisory Board as described above. Dr. Jordan is the father of our President, John C. Jordan.

John C. Jordan has   been the President, Chief Executive Officer and a director of the Company since its inception in 2006, upon the merger of the Company and ACS Trading Corporation, a company dealing in agricultural commodities, fishmeal and raw materials for the pharmaceutical and health supplement industry; he had been President of ACS Trading since 1994. From 1979 to 1994, Mr. Jordan was Vice President of Marketing and a director of, Environmental Air Specialists, Inc. of San Francisco, California, a company specializing in environmental and air pollution control products.

Martha A. Jordan, PhD. has been   a director of the Company since 2006; she has been a professor at Garcilazo de la Vega University in Lima, Peru from 1998 to the present. As described above, Dr. Jordan together with Dr. G.R. Jordan, Vida Life’s Chairman, perform most of the Company’s Research and Development work. Both are members of the Vida Life Science Advisory Board. Their specialties are Biology and Chemistry. Dr. Jordan is the sister of our President, John C. Jordan.

Marilyn Molyneux  Jordan R.N . has been the Secretary and a director of the Company since 2006; she is also (since 2006) a Case Manager at The Hartford Insurance in California in their Utilization Review Unit, in charge of reviewing Workers Compensation cases. She served as an R.N. Manager for the Sacramento Medical Foundation from 2003-2006. Ms. Jordan is an advisor to the company in health and nutrition matters and is the wife of our President, John C. Jordan.

Item 6. Executive Compensation

The Company has not entered into an employment agreement with any of its officers, directors, or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company’s Directors will defer any compensation until such time as business operations provide sufficient cash flow to pay cash compensation. As of this date, the President and CEO has received a limited salary for the years 2006 and 2007 and has accrued compensation that was subsequently paid in shares of common stock in March of 2008.

We had agreed to pay our CEO $15,000 per month salary during 2006 if sufficient cash funds were available. We agreed to pay our CEO $ 20,000 month in 2007, if sufficient cash funds were available. If sufficient cash was not generated, his salary accrues and will be paid when funds become available. We also agreed to pay an annual bonus of 10% of gross sales payable quarterly, once the production of fishmeal commences in India.

In 2007 and 2006, the Company accrued officer compensation expense to the CEO. The related expense included in operating expenses totaled $220,000 and $120,000 for the years ended December 31, 2007 and 2006, respectively. The total accrued officer compensation as of December 31, 2007 and 2006 was $310,742 and $115,340, respectively. The accrued balance totaling $310,742 was subsequently paid off in 2008 with the issuance of 2,722,444 shares of restricted common stock in March of 2008.

In 2007 and 2006, the Company accrued directors’ fees. The related expense included in operating expenses totaled $18,000 and $12,000 for the years ended December 31, 2007 and 2006, respectively. The total accrued directors’ fees as of December 31, 2007 and 2006 was $30,000 and $12,000, respectively.

The Company has not adopted any other bonus, profit sharing, or deferred compensation plan.

The following table sets forth, for the last two years, the dollar value of all cash and non-cash compensation earned by the Company’s named executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary		Bonus	Stock Awards	Option Awards	All Other Compensation	Total
John C. Jordan, Chief Executive Officer,	2006	$120,000	(1)	$-	$-	$-	$-	$120,000
Director	2007	$220,000	(2)	$-	$-	$-	$-	$220,000

(1)    $40,512 of this salary amount was paid in cash in 2006 though 2008, with the remaining $79,488 paid via an issuance of 722,444 shares of restricted stock in March, 2008.

(2)    The payment of this salary amount was initially deferred and paid via an issuance of 2,000,000 shares of restricted stock in March, 2008.

The following table sets forth, for the previous year, the dollar value of all cash and non-cash compensation for the Company’s directors.

DIRECTOR COMPENSATION

Name and Principal Position	Year	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation	All Other Compensation	Total
G.R. Jordan, Chairman	2007	$6,000	$-	$-	$-	$-	$-	$6,000
M.M. Jordan, Secretary, Director	2007	$6,000	$-	$-	$-	$-	$-	$6,000
M.A. Jordan, Director	2007	$6,000	$-	$-	$-	$-	$-	$6,000

Item 7. Certain Relationships and Related Transactions, and Director Independence

On March 19, 2007, the Company entered into a note payable (the “Note”) for $400,000 from one of its shareholders, Don Geralds. The Note bears interest at 10%, requiring quarterly interest payments only, with the entire principal balance due March 19, 2009. Interest expense related to the Note was $30,000 for the year ended December 31, 2007. The Note is secured by 1,000,000 shares of restricted stock. As further consideration for the Note, the Company issued a detachable stock warrant to the shareholder which provided the shareholder the right to purchase 200,000 shares of the Company’s common stock at $1.00 per share at any time during the duration of the Note. The proceeds of the Note were allocated to the Note and stock warrant, based on their relative fair values in accordance with Accounting Principles Board Opinion (APB) 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Accordingly, $175,000 was allocated to the stock warrant as a discount to the Note and to additional paid-in capital. The fair value of the warrant has been estimated as of the date the loan proceeds were received using the Black-Scholes pricing model using the risk free rate of 4.46%, market price of $1.15 per share, exercise price of $1.00 per share, expected term of 2 years and a volatility rate of 155.33%. An amendment extending the Note’s maturity date to March 19, 2010 was executed on August 4, 2008. See the Amendment included as Item 10.2 of the Exhibits attached hereto.

•	On May 2, 2006 we issued 6,300,000 shares to John C. Jordan as owner of ACS Trading Corp. in connection with the merger that resulted in our current business.
•
On February 13, 2007, the Company authorized 100,000 shares of common stock to be issued to its Chairman (Guillermo R. Jordan) for consulting services rendered.  It was agreed to issue the shares under the name of the Chairman’s daughter (Martha A. Jordan).  The shares were valued at $.8625 per share or $86,250.

•	On March 3, 2008 we issued 2,722,444 shares of common stock valued at $299,488 to John C. Jordan, our President for compensation previously accrued.
•
On June 3, 2008, 300,000 shares of common stock valued at the trading market price of the Company’s common stock on the date of issuance of $0.10 per share for a total value of $30,000 were issued to Directors (Martha A. Jordan and Marilyn M. Jordan; see Item 10) for services that were accrued in 2007.

There have been no other material transactions during the past two fiscal years between the Company and any officer, director, nominee for election as director, or any stockholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate families.

Item 8. Legal Proceedings

 The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

The Company’s common stock has traded on the Pink Sheets of the National Quotation Bureau under the symbol VILF since December 31, 2006. The following table sets forth the high and low sale prices for the Company’s common stock for the periods indicated. The prices below reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions.

Quarter Ended	Low Price	High Price
December 31, 2006	$0.03	$0.25
March 31, 2007	$0.20	$1.30
June 30, 2007	$0.30	$1.25
September 30, 2007	$0.20	$0.30
December 31, 2007	$0.13	$0.20
March 31, 2008	$0.10	$0.13

The Company intends to make an application to for its shares to be quoted on the OTC Bulletin Board. The Company's application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 under the Securities Exchange Act. Inclusion on the OTC Bulletin Board will permit price quotations for the Company's shares to be published by such service. Currently, the Company’s common stock is thinly traded on the Pink Sheets.

Although the Company intends to submit its application to the OTC Bulletin Board subsequent to the filing of this registration statement, there can be no assurance that the application will be accepted or that the shares will be traded on the OTC Bulletin Board. If the Company's shares are listed on the OTC Bulletin Board, secondary trading of the Company's shares may be subject to certain state imposed restrictions. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities.

The ability of individual stockholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, the Company's shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000 by an individual, or $300,000 together with his or her spouse), are subject to additional sales practice requirements.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of stockholders to sell their shares.

The Company has not previously filed a registration statement under the Securities Act. Shares sold pursuant to exemptions from registration are deemed to be “restricted” securities as defined by the Securities Act. Currently, out of a total of 9,958,454 shares outstanding, 7,245,727 shares are restricted securities and can only be sold or otherwise transferred pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration. Of such restricted shares, 5,925,000 shares are held by our President, with the balance of 1,320,727 shares being held by non-affiliates. The 2,712,727 restricted shares held by non-affiliates are freely tradeable, if not technically “unrestricted”, and may be sold, transferred or otherwise traded in the public market without restriction, unless acquired by an affiliate or controlling stockholder of the Company. Because all of the outstanding restricted shares have been issued and outstanding for more than one year, exemption from registration pursuant to Rule 144 under the Securities Act is available to the holders of such shares to the extent described in the following paragraph.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least six months, including any person who may be deemed to be an “affiliate” of the Company (as the term “affiliate” is defined under the Securities Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. In order for a stockholder to rely on Rule 144, adequate current public information with respect to the Company must be available. A person who is not deemed to be an “affiliate” of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least one year is entitled to sell such shares without regard to the various resale limitations under Rule 144. Under Rule 144, the requirements of paragraphs (c), (e), (f), and (h) of such Rule do not apply to restricted securities sold for the account of a person who is not an affiliate of an issuer at the time of the sale and has not been an affiliate during the preceding three months, provided the securities have been beneficially owned by the seller for a period of at least one year prior to their sale. For purposes of this registration statement, a controlling stockholder is considered to be a person who owns 10% or more of the Company's total outstanding shares, or is otherwise an affiliate of the Company. No individual person owning shares that are considered to be not restricted owns more than 10% of the Company's total outstanding shares.

A total of 5,925,000 shares are restricted securities presently held by the President of the Company and are eligible for sale pursuant to Rule 144, subject to the volume and other limitations set forth in the Rule. Accordingly, assuming the conditions of Rule 144 are otherwise met (including the availability of current public information with respect to the Company), this individual could sell up to 99,584 shares per three-month period.

Item 10. Recent Sales of Unregistered Securities

  Shares Issued for Cash or Debt Conversion

Vida Life has sold shares of its capital stock in the following transactions, each of which was exempt from the registration requirements of the 1933 Act pursuant to the exemptions listed.

On May 2, 2006 we issued 6,300,000 shares to John C. Jordan as owner of ACS Trading Corp. in connection with the merger that resulted in our current business.

On March 3, 2008 we issued 2,722,444 shares of common stock valued at $299,488 to John C. Jordan, our President for compensation previously accrued.

On March 3, 2008 we issued 300,000 shares of common stock valued at $27,000 to an existing shareholder, Douglas Grobe, in connection with expenses related to the merger that occurred in May of 2006.

No selling commission or other compensation was paid in connection with such transactions. Each transaction was exempt from registration under the 1933 Act under the provisions of Section 4(2).

Shares Issued for Services

Periodically, we have issued shares of common stock to bona fide employees and consultants who have provided services to Vida Life in transactions exempt from registration under the Securities Act.

  On May 2, 2006, the Company issued 125,000 shares of common stock to an existing shareholder, Margaret Cadena, and 175,000 shares of common stock to two third party consultants, Donald Geralds and P.J. Codute, as a finder’s fee in connection with the merger of the Company.  The total value of the shares issued were $6,188 or $.0225 per share.

On February 13, 2007, the Company authorized 100,000 shares of common stock to be issued to its Chairman, Guillermo R. Jordan, for consulting services rendered.  It was agreed to issue the shares under the name of the Chairman’s daughter, Martha A. Jordan. The shares were valued at $.8625 per share or $86,250.

On February 13, 2007, the Company issued an additional 20,000 shares of common stock at a value of $.8625 per share or $17,250 to three third party consultants, Nobori Oshima, William Andreason and Paolo Raffaelli, for legal and other consulting services rendered.

On March 23, 2007, the Company issued 50,000 shares of common stock at a value of $.8625 per share or $43,125 to an unrelated company, City Vac, for marketing and public relations services rendered.

On August 15, 2007, the Company issued 50,000 shares of common stock at a value of $.255 per share or $12,750 to an unrelated company, Cedar Creek Ventures, LLC, for legal services rendered.

On June 3, 2008, 300,000 shares of common stock valued at the trading market price of the Company’s common stock on the date of issuance of $0.10 per share for a total value of $30,000 were issued to Directors (Martha A. Jordan and Marilyn M. Jordan; see Item 7) for services that were accrued in 2007.

No selling commission or other compensation was paid in connection with the aforementioned stock issuances.

Each stock issuance was exempt from registration under the 1933 Act provided by Section 4(2) and/or Section 4(6) thereof and Regulation 701 promulgated under the 1933 Act.

Stock Warrants Issued

In connection with the Company entering into a $400,000 note payable with a shareholder on March 19, 2007, the Company granted the shareholder a detachable stock warrant, pursuant to which the shareholder has the right to purchase 200,000 shares of the Company’s common stock at $1.00 per share at any time during the term (2 years) of the note payable.

Item 11. Description of Securities to be Registered

Common Stock

The Company is authorized to issue 50 million shares of common stock, par value $.001 per share, of which 9,958,454 shares are issued and outstanding as of December 31, 2007.

All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to

(i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;

(ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and

(iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company.

Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Stock Warrant

In connection with the Company entering into a $400,000 note payable with a shareholder on March 19, 2007, the Company granted the shareholder a detachable stock warrant, pursuant to which the shareholder the right to purchase 200,000 shares of the Company’s common stock at $1.00 per share at any time during the term (2 years) of the note payable.

Item 12. Indemnification of Directors and Officers

No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability.  The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

The By-laws provide for indemnification of the directors, officers, and employees of the Company in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.  The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

The officers and directors of the Company are accountable to the Company as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the Company.   In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder’s rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.  Shareholders, who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

Item 13. Financial Statements and Supplementary Data

The Company's financial statements for the years ended December 31, 2007 and 2006, have been audited to the extent indicated in their report by Carver Moquist & O’Connor, LLC, an independent registered public accounting firm. The financial statements have been prepared in accordance with generally accepted accounting principles, pursuant to Article 8 of Regulation S-X as promulgated by the SEC, and are included in Item 15 of this Form 10.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

During the Company’s year ended December 31, 2007 and 2006, and up to the present time, the principal independent accountant for the Company has neither resigned, nor declined to stand for reelection, nor been dismissed.  The independent accountant for the Company is Carver Moquist & O’Connor, LLC, Bloomington, Minnesota. This firm was engaged on or about October 24, 2007. There are not and have not been any disagreements between the company and its accountant on any matter of accounting principles, practices or financial statement disclosure. Prior to the Company’s reorganization in May of 2006, the Company, then known as Environmental Impact Corporation, engaged Thomas Lewis and Associates, Minneapolis, Minnesota, as their independent accountant. Thomas Lewis and Associates were not qualified to audit public companies, and resigned their services prior to our subsequent engagement of Carver Moquist & O’Connor, LLC.

Item 15. Financial Statements and Exhibits

(a) Our financial statements for calendar year 2007 and 2006, including the report of our independent registered public accounting firm, are included beginning at page F-1 (Financial Statement Table of Contents located immediately following the signature page of this registration statement.)

(b) Exhibits

The following exhibits are filed with this registration statement.

Description

Item 2	Plan of acquisition, reorganization, arrangement, liquidation or succession
2.1	Articles of Merger

2.2	Plan of Merger

Item 3	Articles of incorporation and bylaws
3.1	Amended and Restated Articles of Incorporation

3.2	Amended and Restated Bylaws

Item 10
10.1	Shareholder Loan Agreement
10.2	Amendment to Shareholder Loan Agreement
10.3	Non Circumvention, Non Disclosure and Confidentiality Agreement with Heijo Co., Ltd.
10.4	Memorandum of Understanding Confidential and Non Circumvention Agreement with Cappseals, Inc.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on November 4, 2008.

By:	/s/ John C. JORDAN
John C. Jordan
President, CEO, Director and Acting Chief Accounting Officer

POWER OF ATTORNEY
E ach person whose signature appears below on this Registration Statement hereby constitutes and appoints John C. Jordan and M. Molyneux Jordan, and each of them, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons in the capacities and on the dates stated have signed this Registration Statement.

SIGNATURE	TITLE	DATE
/s/ JOHN C. JORDAN	President, CEO, Director and Acting	November 4, 2008
JOHN C. Jordan	Chief Accounting Officer

/s/MARILYN MOLYNEUX JORDAN	Secretary, Director	November 4, 2008
Marilyn Molyneaux Jordan

/s/ GUILLERMO R. JORDAN	Director	November 4, 2008
Guillermo R. Jordan

/s/ MARTHA A. JORDAN	Director	November 4, 2008
Martha A. Jordan

VIDA LIFE INTERNATIONAL, LTD.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Vida Life International, Ltd.
Cameron Park, California

We have audited the accompanying balance sheets of Vida Life International, Ltd. (the “Company”) as of December 31, 2007 and 2006 and the related statements of operations, shareholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vida Life International, Ltd. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ CARVER MOQUIST & O’CONNOR, LLC

Bloomington, Minnesota
March 25, 2008

VIDA LIFE INTERNATIONAL, LTD.

BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
ASSETS

Current assets:
Cash and cash equivalents	$271,082	$17,882
Trade accounts receivable	8,133	25,451
Inventory	1,866	12,555

Total current assets	281,081	55,888

Property and equipment, net	11,088	13,287

Total assets	$292,169	$69,175

The accompanying notes are an integral part of these financial statements.

VIDA LIFE INTERNATIONAL, LTD.

BALANCE SHEETS (continued)
December 31, 2007 and 2006

	2007	2006
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Trade accounts payable	$24,545	$15,127
Accrued expenses	23,069	77,851
Accrued directors’ fees	30,000	12,000
Accrued officer’s compensation	310,742	115,340
Deferred revenue	4,200	25,084
Total current liabilities	392,556	245,402

Note payable - shareholder, net	283,333	-

Total liabilities	675,889	245,402

Shareholders' equity (deficit):
Common stock, $.001 par value; 50,000,000 shares authorized; 9,958,454 and 9,738,454 shares issued and outstanding at 12/31/2007 and 12/31/2006, respectively	9,958	9,738
Additional paid-in-capital	362,600	28,445
Issuable common stock	27,000	27,000
Accumulated deficit	(783,278)	(241,410)

Total shareholders' equity (deficit)	(383,720)	(176,227)

Total liabilities and shareholders' equity (deficit)	$292,169	$69,175

The accompanying notes are an integral part of these financial statements.

VIDA LIFE INTERNATIONAL, LTD.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007 and 2006

	2007	2006

Net sales	$89,821	$345,420

Cost of good sold	50,359	297,458

Gross profit	39,462	47,962

Operating expenses	501,613	241,554
Merger expense	-	33,188

Operating loss	(462,151)	(226,780)

Other income (expense):
Interest income	10,205	-
Interest expense	(89,922)	(2,174)

Total other income (expense)	(79,717)	(2,174)

Net loss before income taxes	(541,868)	(228,954)

Income tax provision	-	-

Net loss	$(541,868)	$(228,954)

Basic and diluted loss per common share	$(0.05)	$(0.03)

Basic and diluted weighted average common shares outstanding	9,926,659	8,615,295

The accompanying notes are an integral part of these financial statements.

VIDA LIFE INTERNATIONAL, LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2007 and 2006

			Additional	Issuable		Total
	Common Stock		paid-in	common	Accumulated	shareholders'
	Shares	Amount	capital	stock	deficit	equity (deficit)

Balances, January 1, 2006, restated for merger	6,300,000	$6,300	$25,695	$-	$(12,456)	$19,539
Recapitalization of shares issued by Environmental Impact Corporation	3,163,454	3,163	(3,163)		-	-
Balance prior to the merger in May 2006	9,463,454	9,463	22,532		(12,456)	19,539
Issuance of common stock for services rendered in connection with the merger	275,000	275	5,913		-	6,188
Common stock issuable in connection with the merger				27,000	-	27,000
Net loss	-	-	-		(228,954)	(228,954)
Balances, December 31, 2006	9,738,454	9,738	28,445	27,000	(241,410)	(176,227)
Issuance of detachable stock warrant with debt			175,000		-	175,000
Issuance of common stock for services rendered	220,000	220	159,155		-	159,375
Net loss	-	-	-		(541,868)	(541,868)
Balances, December 31, 2007	9,958,454	$9,958	$362,600	$27,000	$(783,278)	$(383,720)

The accompanying notes are an integral part of these financial statements.

VIDA LIFE INTERNATIONAL, LTD.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:
Net loss	$(541,868)	$(228,954)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation and amortization	5,623	5,143
Amortization of debt original issue discount	58,333	-
Common stock issued for services	159,375	33,188
Changes in operating assets and liabilities:
Accounts receivable	17,318	(4,241)
Inventory	10,689	6,389
Accounts payable	9,418	(1,478)
Accrued expenses	(54,782)	54,917
Accrued directors’ fees	18,000	12,000
Accrued officer’s compensation	195,402	115,340
Deferred revenue	(20,884)	25,084

Net cash flows provided by (used in) operating activities	(143,376)	17,388

Cash flows from investing activities:
Purchases of property and equipment	(3,424)	(339)

Net cash flows used in investing activities	(3,424)	(339)

Cash flows from financing activities:
Proceeds from note payable - shareholder	400,000	-

Net cash flows provided by financing activities	400,000	-

Net change in cash	253,200	17,049

Cash and cash equivalents, beginning of year	17,882	833

Cash and cash equivalents, end of year	$271,082	$17,882

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$31,589	$2,174

Non-cash financing activities:
Discount of note payable due to detachable stock warrants	$175,000	$-

The accompanying notes are an integral part of these financial statements.

VIDA LIFE INTERNATIONAL, LTD.
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Vida Life International, Ltd. (the “Company”), was incorporated on June 26, 1969 under the name of T & C Home Furnishings, Inc. Thereafter, the Company’s name changed several times through December 1999 when the Company merged with Flagship International Holding, Ltd., a newly created Nevada corporation. Subsequently, the Company changed to the name of Environmental Impact Corporation during 2003. The Company changed to its current name on April 7, 2006.

The Company was an inactive shell until May of 2006. On May 1, 2006 the Company entered into a Share Exchange and Acquisition Agreement whereby it agreed to issue 6,300,000 shares of its common stock to acquire all of the outstanding shares of ACS Trading Corporation (“ACS”), a private corporation incorporated in the State of Delaware in a reverse merger. Utilizing its 30 years or experience in various fields, ACS, a U.S. diversified company, has developed innovative products and solutions for personal health care, animal nutrition and energy efficient products. The Company consists of three strategic operating segments; (1) fishmeal, used as a high protein ingredient in animal feed and organic fertilizer, (2) health supplements and (3) the Company is also developing energy efficient products based on a novel patent pending heating technology. The Company's market for advertising and selling its products is worldwide.

Upon completion of the transaction on May 1, 2006, ACS became a wholly-owned subsidiary of Vida Life International, Ltd. and ACS dissolved its corporate charter immediately after the merger resulting in one company. Since this transaction resulted in the existing shareholders of ACS acquiring control of Vida Life International, Ltd., for financial statement purposes, the merger has been accounted for as a recapitalization of Vida Life International, Ltd. (a reverse acquisition with ACS as the accounting acquirer).

The operations of ACS are the only continuing operations of the Company. In accounting for this transaction, ACS was deemed to be the purchaser and parent company for financial reporting purposes. Accordingly, its net assets were included in the consolidated balance sheet at their historical value. The accompanying financial statements as of December 31, 2007 and 2006 present the historical financial information of ACS. The outstanding common shares have been restated to reflect the shares issued upon the reorganization. The accompanying financial statements as of December 31, 2006 present the historical financial information of ACS for the year ended December 31, 2006 consolidated with Vida Life International, Ltd. from the date of reorganization (May 1, 2006) to December 31, 2006.

On January 17, 2008, a final determination was made between all parties regarding the recapitalization of common stock and services rendered related to the reverse merger. As a result, on March 6, 2008, 300,000 shares of restricted common stock were issued from treasury to an existing shareholder for merger related expenses. A fair value of $27,000 was determined for these shares based upon the fair market value of the Company’s restricted common stock as of the date the shares were granted, reduced by a lack of marketability discount. The stock issuance was retroactively recorded in 2006 and included in equity as issuable common stock in connection with the merger.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Risk

Cash Deposits in Excess of Federally Insured Limits

The Company maintains cash balances at two financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company had $160,821 of uninsured cash balances at December 31, 2008 .

VIDA LIFE INTERNATIONAL, LTD.
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Major Customers

During the years ended December 31, 2007 and 2006, 79% and 84% of the Company’s sales were to two customers. The total accounts receivable associated with these customers was $8,133 and $0 as of December 31, 2007 and 2006, respectively.
Geographic Concentrations

Export sales as a percentage of total sales were 93% and 95% for the years ended December 31, 2007 and 2006, respectively. Export sales are attributed to the country where the product is shipped. All export sales are negotiated, invoiced and paid in US dollars. Export sales by country are as follows:

	2007	2006

United States	$6,528	$15,677
Armenia	-	154,308
Nigeria	-	136,304
Japan	57,123	14,845
Turkey	15,150	10,771
Czech Republic	3,492	7,374
Pakistan	7,528	6,141
	$89,821	$345,420

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable, accrued expenses, and notes payable. Pursuant to SFAS No. 107 “Disclosures about Fair Value of Financial Instruments,” the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying values of its financial instruments in the financial statements to approximate fair values.

Cash and Cash Equivalents

For purposes of balance sheet presentation and the reporting of cash flows, the Company considers all cash in checking accounts and invested cash with maturities of three months or less as cash equivalents.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company reviews the outstanding receivables on a monthly basis and receivables are considered past due when payment has not been received by the stated due date on the invoice. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to trade accounts receivable. Historically, the Company has not experienced significant losses related to receivables from individual customers. At December 31, 2008 and 2007 , the Company considers its accounts receivable to be fully collectible and therefore have not recorded an allowance for doubtful accounts.

VIDA LIFE INTERNATIONAL, LTD.
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Inventory

Inventories, consisting of finished goods and supplies, are valued at the lower of cost (first-in, first-out basis) or market. Market value encompasses consideration of all business factors including price, contract terms and usefulness. The Company reviews inventory on a regular basis and provides for slow-moving, obsolete or unusable inventories by reducing inventory to its estimated useful or scrap value. A reserve for potential obsolescence was not deemed necessary at December 31, 2008 and 2007 .

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line methods over the estimated useful lives of the respective assets ranging from 3-7 years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. As items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in operating income. The estimated useful lives are as follows:

Years
Computer software and equipment	3 to 5
Office equipment	5
Lab equipment	5-7
Furniture and fixtures	5-7

Impairment of Long-Lived Assets

In accordance with the Statement of Financial Accounting Standards No. 144, Accounting for the Impairment of Long - Lived Assets, such as furniture and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, as clarified by FIN No. 48, which requires an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax amounts are determined using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change in deferred tax assets and liabilities during the period.

FIN No. 48 requires the recognition of a financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. See Note 5 to the Financial Statements for additional information regarding income taxes.

Revenue Recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection is reasonably assured, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Advertising Expense

The Company expenses advertising costs as incurred. Advertising expense amounted to $57,582 and $6,474 for the years ended December 31, 2008 and 2007 .

VIDA LIFE INTERNATIONAL, LTD.
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Research and Development

Research and development expenses consist primarily of contract labor, research and other costs associated with on-going product development and enhancement efforts. Total expenses amounted to $89,266 and $52,701 for the years ended December 31, 2007 and 2006, respectively.

Earnings (Loss) Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Shares used in the earnings per share assuming dilution calculation are based on the weighted average number of shares of common stock outstanding during the year increased by potentially dilutive common shares. Potentially dilutive common shares consist of a detachable stock warrant. However, this stock warrant was not included in the computation of earnings per share assuming dilution because its effect on earnings per share would have been anti-dilutive.

Recent Accounting Developments

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157 “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances, and is effective beginning after December 31, 2007. The adoption of SFAS No. 157 is not expected to impact our financial statements.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which provides companies with an option to report selected financial assets and liabilities at fair value. This standard is effective beginning after December 31, 2007. The Company presently does not anticipate it will adopt the provisions of SFAS No. 159.

In December 2007, the FASB issued Statement No. 141R, “Business Combinations,” which establishes principles for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired and liabilities assumed in a business combination, recognizes and measures the goodwill acquired in a business combination, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. The Company is required to apply this standard prospectively to business combinations for which the acquisition date is on or after January 1, 2009. Earlier application is not permitted.

2	PROPERTY AND EQUIPMENT

Property and equipment at cost are as follows at December 31:

	2007	2006

Lab equipment and materials	$1,678	$1,678
Office equipment	16,509	13,085
Computer software and equipment	7,545	7,545
Furniture and fixtures	1,184	1,184
	26,916	23,492
Less: Accumulated depreciation	(15,828)	(10,205)

Property and equipment, net	$11,088	$13,287

Depreciation expense was $5,623 and $5,143 for the years ended December 31, 2008 and 2007 , respectively.

VIDA LIFE INTERNATIONAL, LTD.
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

3	NOTE PAYABLE – SHAREHOLDER

On March 19, 2007 the Company entered into a note payable (the “Note”) for $400,000 from one of its shareholders. The Note bears interest at 10%, requiring quarterly interest payments only, with the entire principal balance due March 19, 2009. Interest expense related to the Note was $30,000 for the year ended December 31, 2008 . The Note is secured by 1,000,000 shares of restricted common stock. As further consideration for the Note, the Company issued a detachable stock warrant to the shareholder which provided the shareholder the right to purchase 200,000 shares of the Company’s common stock at $1.00 per share at any time during the duration of the Note. The proceeds of the Note were allocated to the Note and stock warrant, based on their relative fair values in accordance with Accounting Principles Board Opinion (APB) 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Accordingly, $175,000 was allocated to the stock warrant as a discount to the Note and to additional paid-in capital. The fair value of the warrant has been estimated as of the date the loan proceeds were received using the Black-Scholes pricing model using the risk free rate of 4.46%, market price of $1.15 per share, exercise price of $1.00 per share, expected term of 2 years and the volatility rate of 155.33%.

The following table summarizes the note payable - shareholder balance at December 31, 2007:

Original gross proceeds	$400,000
Less: Original issue discount allocated to the warrants	(175,000)
Add: Amortization of original issue discount	58,333
$283,333

4	RELATED PARTY TRANSACTIONS

In 2007 and 2006, the Company accrued compensation expense to the CEO. The related expense included in operating expenses totaled $220,000 and $120,000 for the years ended December 31, 2007 and 2006, respectively. Accrued officer’s compensation as of December 31, 2007 and 2006 was $310,742 and $115,340, respectively. The accrued balance totaling $310,742 was subsequently paid off in March of 2008 with the issuance of 2,722,444 shares of restricted common stock.

At December 31, 2007 and 2006, the Company recorded accrued directors’ fees of $30,000 and $12,000, respectively. Director fees included in operating expenses totaled $18,000 and $12,000 for the years ended December 31, 2007 and 2006, respectively.

5	INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

	2007	2006
Current:
Federal	$-	$-
States	-	-
	-	-
Deferred:
Federal	(154,600)	(64,100)
States	(29,000)	(12,000)
	(183,600)	(76,100)
Valuation allowance	183,600	76,100
Provision for income taxes	$-	$-

VIDA LIFE INTERNATIONAL, LTD.
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

The differences between the federal and state statutory income tax rate and the actual tax rates result principally from the following for the years ended December 31:

	2007		2006
	Amount	Percent	Amount	Percent

Statutory income tax benefit	$(205,800)	38.0	$(86,800)	37.9
Non-deductible expenses	22,200	(4.1)	10,700	(4.7)
Valuation allowance	183,600	(33.9)	76,100	(33.2)
Provision for income taxes	$-	-	$-	-

The deferred tax assets consisted of the following as of December 31:

	2007	2006
Deferred tax assets
Net operating loss carryforwards	$120,500	$27,600
Accrued expenses	140,500	50,100
Depreciation	(1,300)	(1,600)
	259,700	76,100
Valuation allowance	(259,700)	(76,100)
	$-	$-

Net operating loss carryforwards totaling approximately $317,000 begin to expire in 2026 and continue through 2027. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because it is not currently able to conclude that it is more likely than not that these assets will be realized. The amount of deferred tax assets considered to be realizable could be increased in the near term if estimates of future taxable income during the carryforward period are increased.

Under the Internal Revenue Code Section 382, certain stock transactions which significantly change ownership, including the sale of stock to new investors, the exercise of options to purchase stock, or other transactions between shareholders could limit the amount of net operating loss carryforwards that may be utilized on an annual basis to offset taxable income in future periods.

6	BUSINESS SEGMENTS

The Company’s operations are conducted primarily over two operating segments. Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure about Segments of an Enterprise and Related Information” requires that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items and total segment assets. It requires the management approach in determining reportable business segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source for reportable segments. Management has identified the fishmeal and health supplement segments to be their reportable business segments. Management determined the energy efficient products operating segment was not reportable at this time due to its insignificance to the overall operations of the business during 2007 and 2006.

VIDA LIFE INTERNATIONAL, LTD.
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

Information regarding the Company’s business segments is as follows for the years ended December 31:

	Fishmeal	Health Supplements	Corporate & Other	Total
2007
Net sales	$-	$89,821	$-	$89,821
Gross profit	$-	$39,462	$-	$39,462
Operating income (loss)	$-	$33,596	$(495,747)	$(462,151)
Interest income	$-	$-	$10,205	$10,205
Interest expense	$-	$-	$89,922	$89,922
Depreciation & amortization	$-	$1,666	$3,957	$5,623
Identifiable assets	$-	$12,259	$279,910	$292,169
2006
Net sales	$290,258	$55,162	$-	$345,520
Gross profit	$23,986	$23,976	$-	$47,962
Operating income (loss)	$23,986	$19,982	$(270,748)	$(226,780)
Interest income	$-	$-	$-	$-
Interest expense	$-	$-	$2,174	$2,174
Depreciation & amortization	$-	$1,661	$3,842	$5,143
Identifiable assets	$-	$24,614	$44,561	$69,175

Fishmeal is sold primarily as a high protein food ingredient for agricultural animal feed. It is typically sold in large bulk shipments using outside contractors to process and package the product to the Company’s specifications. Health supplements and related raw materials are inventoried, packaged and sold in much smaller cases and quantities. These items have typically gone through extensive design and development to achieve the desired formulation.

Management does not make any allocations of general operating expenses or research and development expenses when evaluating the performance of these segments. These costs primarily consist of executive compensation, consulting fees and development costs which are evaluated on a company-wide basis. Therefore, there is limited discrete segmented financial information available beyond sales and gross profit.

VIDA LIFE INTERNATIONAL, LTD.

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007 (UNAUDITED)

TABLE OF CONTENTS

PAGE

Condensed Financial Statements:

Condensed Balance Sheets	F-16

Condensed Statements of Operations	F-18

Condensed Statements of Cash Flows	F-19

Notes to Condensed Financial Statements	F-20

VIDA LIFE INTERNATIONAL, LTD.

CONDENSED BALANCE SHEETS
June 30, 2008 and December 31, 2007

	June 30, 2008	December 31, 2007
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$139,197	$271,082
Trade accounts receivable	1,232	8,133
Inventory	2,471	1,866

Total current assets	142,900	281,081

Property and equipment, net	9,711	11,088

Total assets	$152,611	$292,169

The accompanying notes are an integral part of these financial statements.

VIDA LIFE INTERNATIONAL, LTD.

CONDENSED BALANCE SHEETS (continued)
June 30, 2008 and December 31, 2007

	June 30, 2008	December 31, 2007
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Trade accounts payable	$38,066	$24,545
Accrued expenses	5,672	23,069
Accrued directors' fees	7,500	30,000
Accrued officer's compensation	109,306	310,742
Deferred revenue	-	4,200
Total current liabilities	160,544	392,556

Note payable–shareholder, net	327,083	283,333

Total liabilities	487,627	675,889

Shareholders' equity (deficit):
Common stock, $.001 par value; 50,000,000 shares authorized; 13,280,898 and 9,958,454 shares issued and outstanding at June 30, 2008 and December 31, 2007, respectively	13,280	9,958
Additional paid-in-capital	715,766	362,600
Issuable common stock	-	27,000
Accumulated deficit	(1,064,062)	(783,278)

Total shareholders' equity (deficit)	(335,016)	(383,720)

Total liabilities and shareholders' equity (deficit)	$152,611	$292,169

The accompanying notes are an integral part of these financial statements.

VIDA LIFE INTERNATIONAL, LTD.

CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2008	2007		2008	2007
Net sales	$1,526		$69,601	$117,795	$74,609

Cost of goods sold	850		29,627	101,472	31,897

Gross profit	676		39,974	16,323	42,712

Operating expenses	116,938		114,497	236,103	265,435

Operating loss	(116,262)		(74,523)	(219,780)	(222,723)

Other income (expenses):
Interest income	764		3,722	2,746	3,926
Interest expense	(31,875)		(24,583)	(63,750)	(24,583)

Total other income (expenses)	(31,111)		(20,861)	(61,004)	(20,657)

Net loss before income taxes	(147,373)		(95,384)	(280,784)	(243,380)

Income tax provision	-		-	-	-

Net loss	$(147,373)	$	(95,384)	$(280,784)	$(243,780)

Basic and diluted loss per common share	$(0.01)		$(0.01)	$(0.02)	$(0.02)

Basic and diluted weighted average common shares outstanding	13,069,909		9,908,454	11,979,173	9,867,128

The accompanying notes are an integral part of these financial statements.

VIDA LIFE INTERNATIONAL, LTD.

CONDENSED STATEMENTS OF CASH FLOW

	Six Months Ended June 30,
	2008	2007

Cash flows from operating activities:
Net loss	$(280,784)	$(243,380)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	2,452	2,812
Amortization of debt original issue discount	43,750	14,583
Common stock issued for services	-	146,625
Changes in operating assets and liabilities:
Accounts receivable	6,901	13,867
Inventory	(605)	3,583
Accounts payable	13,521	(3,324)
Accrued expenses	(17,397)	(69,799)
Accrued officer's compensation	98,052	86,412
Accrued directors' fees	7,500	9,000
Deferred revenue	(4,200)	(25,084)

Net cash flows used in operating activities	(130,810)	(64,705)
Cash flows from investing activities:
Purchases of property and equipment	(1,075)	-

Net cash flows used in investing activities	(1,075)	-

Cash flows from financing activities:
Proceeds from note payable - shareholder	-	400,000

Net cash provided by financing activities	-	400,000

Net change in cash	(131,885)	335,295

Cash and cash equivalents, beginning of period	271,082	17,882

Cash and cash equivalents, end of period	$139,197	$353,177

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$30,000	$-
Non -cash financing activities:
Discount of note payable due to detachable stock warrants	$-	$175,000
Issuance of common stock for services previously accrued	$329,488	$-

The accompanying notes are an integral part of these financial statements.

VIDA LIFE INTERNTIONAL, LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007 (Unaudited)

1	BASIS OF PRESENTATION

The condensed balance sheets as of June 30, 2008, the condensed statements of operations for the three month and six month periods ended June 30, 2008 and 2007, and the condensed statements of cash flows for the six month periods then ended have been prepared by Vida Life International, Ltd. (the “Company”), without audit. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the fiscal year as a whole or any other interim period. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and changes in cash flows at June 30, 2008 and for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financials statements be read in conjunction with the financial statements and notes thereto included in the Company’s December 31, 2007 audited financial statements.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions used in the accompanying condensed financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the time of the financial statements. Actual results could differ from those estimates.

2	CONCENTRATIONS OF RISK

Major Customer

During the six months ended June 30, 2008, 89% of the Company’s sales were to one customer.

Geographic Concentrations

Export sales as a percentage of total sales were 96% and 94% for the six months ended June 30, 2008 and 2007, respectively. Export sales are attributed to the country where the product is shipped. All export sales are negotiated, invoiced and paid in US dollars. Sales by country for the six month periods ended June 30 2007 and 2006 are as follows:

	2008	2007
United States	$4,533	$4,470
Nigeria	105,000	-
Pakistan	7,178	4,796
Japan	765	51,388
Turkey		12,150
Other	319	1,805
	$117,795	$74,609

VIDA LIFE INTERNTIONAL, LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007 (Unaudited)

3	NOTE PAYABLE - SHAREHOLDER

On March 19, 2007 the Company entered into a note payable (the “Note”) for $400,000 from one of its shareholders. The Note bears interest at 10%, requiring quarterly interest payments only, with the entire principal balance originally due March 19, 2009. On August 4, 2008, the maturity date of the Note was amended to March 19, 2010. Interest expense related to the Note was $20,000 and $10,000 for the six months ended June 30, 2008 and 2007, respectively. The Note is secured by 1,000,000 shares of restricted common stock. As further consideration for the Note, the Company issued a detachable stock warrant to the shareholder which provided the shareholder the right to purchase 200,000 shares of the Company’s common stock at $1.00 per share at any time during the duration of the Note. The proceeds of the Note were allocated to the Note and Stock Warrant, based on their relative fair values in accordance with Accounting Principles Board Opinion (APB) 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Accordingly, $175,000 was allocated to the stock warrant as a discount to the Note and to additional paid-in capital. The fair value of the warrant has been estimated as of the date the loan proceeds were received using the Black-Scholes pricing model using the risk free rate of 4.46%, market price of $1.15 per share, exercise price of $1.00 per share, expected term of 2 years and the volatility rate of 155.33%.

The following table summarizes the note payable - shareholder balance:

	June 30,	December 31,
	2008	2007

Original gross proceeds	$400,000	$400,000
Less: Original issue discount allocated to the warrants	(175,000)	(175,000)
Add: Amortization of original issued discount	102,083	58,333

	327,083	283,333
Current maturities of note payable – shareholder, net		-

Long term portion of note payable – shareholder, net	$327,083	$283,333

4	COMMON STOCK

On June 3, 2008, 300,000 shares of common stock valued at the trading market price of the Company’s common stock on the date of issuance of $0.10 per share for a total value of $30,000 were issued to Directors for services that were accrued in 2007.

On March 3, 2008, 2,722,444 shares of common stock valued at the trading market price of the Company’s common stock on the date of issuance of $0.11 per share for a total value of $299,488 were issued to our President for compensation that was accrued in 2006 and 2007.

On March 3, 2008, 300,000 shares of common stock valued at $27,000 were issued to a shareholder in connection with the expenses related to the merger that occurred in May of 2006. The fair value of these shares was determined based upon the trading market price of the Company’s stock as of the date the shares were declared, reduced by a lack of marketability discount. The stock issuance was retroactively recorded in 2006 and included in equity as issuable common stock in connection with the merger.

5	BUSINESS SEGMENTS

The Company’s operations are conducted primarily over two operating segments. Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure about Segments of an Enterprise and Related Information” requires that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items and total segment assets. It requires the management approach in determining reportable business segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source for reportable segments. Management has identified the fishmeal and health supplement segments to be their reportable business segments.

VIDA LIFE INTERNTIONAL, LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007 (Unaudited)

Information regarding the Company’s business segments is as follows:

	Fishmeal	Health Supplements	Corporate & Other	Total
Six Months Ended June 30, 2008
Net sales	$105,765	$12,030	$-	$117,795
Gross profit	8,356	7,967	-	16,323
Operating income (loss)	8,356	5,861	(233,997)	(219,780)
Interest income	-	-	2,746	2,746
Interest expense	-	-	63,750	63,750
Depreciation & amortization	-	625	1,827	2,452
Identifiable net assets		4,387	148,224	152,611
Six Months Ended June 30, 2007
Net sales	$-	$74,609	$-	$74,609
Gross profit	-	42,712	-	42,712
Operating income (loss)	-	39,613	(262,336)	(222,723)
Interest income	-	-	3,926	3,926
Interest expense	-	-	24,583	24,583
Depreciation & amortization	-	834	1,978	2,812
Identifiable net assets	-	23,649	360,560	384,209

Three Months Ended June 30, 2008
Net sales	$-	$1,526		$1,526
Gross profit	-	676		676
Operating income (loss)	-	181	(116,443)	(116,262)
Interest income	-		764	764
Interest expense	-		31,875	31,875
Depreciation & amortization	-	312	922	1,234
Identifiable net assets	-	4,387	148,224	152,611
Three Months Ended June 30, 2007
Net sales	$-	$69,601		$69,601
Gross profit	-	39,974		39,974
Operating income (loss)	-	38,507	(113,030)	(74,523)
Interest income	-		3,722	3,722
Interest expense	-		24,583	24,583
Depreciation & amortization	-	417	989	1,406
Identifiable net assets	-	23,649	360,560	384,209

Fishmeal is sold primarily as a high protein food ingredient for agricultural animal feed. It is typically sold in large bulk shipments using outside contractors to process and package the product to the Company’s specifications. Health supplements and related raw materials are inventoried, packaged and sold in much smaller cases and quantities. These items have typically gone through extensive design and development to achieve the desired formulation.

VIDA LIFE INTERNTIONAL, LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007 (Unaudited)

Management does not make any allocations of general operating expenses or research and development expenses when evaluating the performance of these segments. These costs primarily consist of executive compensation, consulting fees and development costs which are evaluated on a company-wide basis. Therefore, there is limited discrete segmented financial information available beyond sales and gross profit.

6	RECENT ACCOUNTING DEVELOPMENTS

In December 2007, the FASB issued Statement No. 141R, “Business Combinations,” which establishes principles for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired and liabilities assumed in a business combination, recognizes and measures the goodwill acquired in a business combination, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. The Company is required to apply this standard prospectively to business combinations for which the acquisition date is on or after January 1, 2009. Earlier application is not permitted.

In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Positions (“FSP”) No. 157-1 and No. 157-2 (FSP157-1 and FSP 157-2). FSP 157-1 removes certain lease transactions from the scope of SFAS 157. FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for certain non-financial assets and non-financial liabilities that are recognized at fair value on a non-recurring basis (at least annually). The Company does not currently expect the adoption of the recently issued FASB Staff Positions to have a material effect on its financial statements.

EXHIBIT INDEX

The following exhibits are filed with this registration statement.

Description

Item 2	Plan of acquisition, reorganization, arrangement, liquidation or succession
2.1	Articles of Merger

2.2	Plan of Merger

Item 3	Articles of incorporation and bylaws
3.1	Amended and Restated Articles of Incorporation

3.2	Amended and Restated Bylaws

Item 10
10.1	Shareholder Loan Agreement
10.2	Shareholder Loan Amendment

10.3	Non Circumvention, Non Disclosure and Confidentiality Agreement with Heijo Co., Ltd.
10.4	Memorandum of Understanding Confidential and Non Circumvention Agreement with Cappseals, Inc.

Exhibit Index